vFinance, Inc.


Ms. Margaret Fitzgerald
United States
Securities and Exchange Commission

RE: Comment letter dated October 10, 2006 relating to 10KSB filing for 2005


Dear Margaret,

I received your response to our comment letter File No. 001-11454 on October 10, 2006. We are actively working on a response but we require additional time beyond the 10 business days requested to supply a thorough and complete response. We plan to provide our response to the Commission no later than November 10, 2006.

vFinance Inc. has a limited accounting staff and due to a number of items currently underway including the current 10Q filing, we request these additional days to complete our response.

Please let me know if this is acceptable.

Thank you,



Alan B. Levin
Interim Chief Financial Officer
vFinance Inc.
Telephone: (561) 981-1007
Facsimile: (561) 422-4160